CONFIDENTIAL TREATMENT REQUESTED

BY TUSIMPLE HOLDINGS, INC.: TSP-0001

March 31, 2021

CONFIDENTIAL TREATMENT REQUESTED BY TUSIMPLE HOLDINGS INC. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH ASTERISKS TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Larry Spirgel
Kathleen Collins
Alexandra Barone
Rebekah Lindsey

Re:	TuSimple Holdings Inc.
Registration Statement on Form S-1
Filed March 23, 2021
File No. 333-254616

Ladies and Gentlemen:

We are submitting this letter on behalf of TuSimple Holdings Inc. (the “Company”), in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the above-referenced Registration Statement on Form S-1 filed on March 23, 2021 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

[*] Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY TUSIMPLE HOLDINGS INC.

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Preliminary Initial Public Offering (“IPO”) Price Range

The purpose of this letter is to notify the Staff that, based on current market conditions, the presently anticipated price range to be included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[*] and $[*] per share (the “Preliminary Price Range”). We are providing this information in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations.

This Preliminary Price Range was determined based, in large part, on discussions among the Company and representatives of the underwriters for the IPO that took place on March 30, 2021. Prior to March 30, 2021, the underwriters and the Company had not engaged in any formal discussions regarding the valuation of the Company or a proposed price range for the Company’s IPO. As discussed in more detail below, the Preliminary Price Range is informed by several factors, including, the current conditions in the U.S. equity capital markets, sector-wide outperformance in the electric vehicles/autonomous vehicles space, the unprecedented levels of fiscal stimulus, the near all-time high of the Nasdaq Composite Index in 2021, the feedback received during testing-the-waters meetings, the exercise of warrants by two key strategic partners, Traton International S.A. and Navistar, Inc., and the significant investor demand to participate in the Company’s Series E redeemable convertible preferred stock financing, which included more than 20 sophisticated and independent financial and strategic investors, that initially closed in December 2020 and included subsequent closings in January 2021.

The Preliminary Price Range noted above has not been conclusively determined to be the price range that will be included on the cover of the Company’s preliminary prospectus and is subject to further revision based on market conditions, business developments and other factors. The Company does not expect to implement a stock split in connection with the IPO.

Valuation of December 2020 Grants

On February 16, 2021, in response to prior comment six from the Staff’s letter dated January 19, 2021, the Company provided the Staff with information regarding options, restricted share units (“RSUs”) and share value awards (“SVAs”) granted between January 1, 2020 and December 24, 2020. On December 24, 2020, the board of directors of the Company (the “Board”) granted options to purchase 3,425,803 shares of common stock, 1,100,000 RSUs and 163,549 SVAs (the “December 2020 Grants”).

As described beginning on page 93 of the Registration Statement, the Company has regularly performed contemporaneous valuations of the Company’s common stock to assist the Board in its determination of the common stock’s fair value for purposes of granting stock options. In its determinations, the Board has considered numerous objective and subjective factors, including the factors set forth beginning on page 93 of the Registration Statement, the status of the Company’s progress towards commercialization of its technology for autonomous trucks, its growth and progress towards an IPO and the most recent valuation report prepared by a third-party valuation specialist. The Board, as applicable, also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

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The Company determined the fair value of its common stock to be $8.24 per share as of December 24, 2020. The Company based its determination on several factors, including a contemporaneous third-party valuation report valuing the Company’s common stock (“December 2020 Valuation Report”). The December 2020 Valuation Report used a hybrid method utilizing a combination of the option pricing method (“OPM”) and a probability-weighted expected return method (“PWERM”). The value of the Company’s common stock was determined by applying a weighted probability of 50% to an IPO scenario and 50% to a non-IPO scenario, respectively. Additionally, there was a contemporaneous issuance of the Company’s Series E redeemable convertible preferred stock to new and existing investors, of which the Company issued 25,695,018 shares at a price of $14.1401 per share for aggregate proceeds of $363.3 million in December 2020 and January 2021, including approximately $322.0 million from new investors. The participating investors were large, accredited institutional investors and the issuance price was determined to represent the fair value of the Series E redeemable convertible preferred stock at such date since it was issued in an arm’s length transaction with independent third parties. The Company believes that the per share price of the Series E redeemable convertible preferred stock represents a cap on the maximum value of the Company’s common stock at December 24, 2020 given that standard, widely-used valuation methodologies determine that shares of redeemable convertible preferred stock with liquidation preferences and other rights are more valuable than shares of common stock without the rights and preferences typically associated with preferred stock.

While preparing the Company’s financial statements with a retrospective view, the Company estimated the fair value of the common stock of the Company on December 24, 2020 for accounting purposes. Given the proximity of the December 2020 Grants to the Preliminary Price Range, the Company reassessed the fair value of the common stock for financial reporting purposes using the $14.1401 original issue price of the Series E redeemable convertible preferred stock, which was sold in transactions that closed in December 2020 and January 2021. The Company believes that this fair value was appropriate for the December 2020 Grants considering the contemporaneous issuance of the Series E redeemable convertible preferred stock in an arm’s length transaction with sophisticated, independent accredited investors, the fact that the Series E redeemable convertible preferred stock is currently convertible into common stock on a one to one basis automatically upon the Company’s IPO, the estimated timing of the Company’s IPO and the inherent uncertainty and market risk related to IPOs generally.

Using this fair value of $14.1401 per share results in the measurement of additional stock-based compensation of approximately $26.7 million compared to the value implied in the December 2020 Valuation Report, including approximately $228,000 of stock-based compensation attributable to fiscal year 2020 that is not material. This additional stock-based compensation will be recognized over the requisite service period for awards with service-based vesting conditions and upon IPO for awards with performance-based vesting conditions. The incremental stock-based compensation expense to be recognized upon IPO related to these performance-based awards is $4.7 million. The Company will update the subsequent events footnote in an amendment to its Registration Statement to provide additional information regarding the December 2020 Grants.

CONFIDENTIAL TREATMENT REQUESTED BY TUSIMPLE HOLDINGS INC.

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Valuation of February and March 2021 Grants

Since December 24, 2020, the Board granted options to purchase 365,968 shares of common stock and 60,360 RSUs on February 4, 2021 (the “February 2021 Grants”). Our letter dated February 16, 2021 inadvertently referenced 75,360 RSUs instead of the 60,360 RSUs that were granted on February 4, 2021. In addition, on March 4, 2021, after the Company domesticated from the Cayman Islands to Delaware (as described in the Registration Statement), the Board granted options to purchase 2,300,000 shares of common stock (the “March 2021 Grants”).

For financial reporting purposes in connection with the Company’s IPO process and due to the proximity of the February 2021 Grants and March 2021 Grants to the determination of the Preliminary Price Range, for purposes of recognizing stock-based compensation expense in its financial statements for the quarter ending March 31, 2021 and on a going forward basis until the time that there is a public market for its common stock, the Company intends to assess the fair value of the Company’s common stock in connection with such grants using the initial public offering price disclosed in the final prospectus.

The Company will update the subsequent events footnote in an amendment to its Registration Statement to reflect that it will recognize stock-based compensation expense for the February 2021 Grants and the March 2021 Grants, which is expected to be recognized over the requisite service period.

Difference between Determined Fair Value of Common Stock and the Preliminary Price Range

The Company believes that the difference between the determined fair value of its common stock, including the $14.1401 per share as of December 24, 2020, and the $[*] per share midpoint of the Preliminary Price Range provided above is primarily the result of the following factors:

Business-related factors

(1)

The exercise of warrants held by Traton International S.A. and Navistar, Inc. in February and March 2021 for aggregate proceeds of $49.0 million and $134.0 million, respectively. Each of these warrant holders is a significant original equipment manufacturer (“OEM”) of semi-trucks and these exercises represent the most substantial OEM investment in the autonomous trucking space. Receiving such an investment from two of the five largest global OEMs has not to the Company’s knowledge occurred previously in the Company’s industry and represents significant validation of OEM support for the Company’s efforts to bring autonomous trucks to market.

(2)	Progress in the Company’s reservation program, which reached 5,700 trucks as of March 23, 2021, as described in the Registration Statement.

(3)

The Company announced its Executive Advisory Board in January 2021, consisting of CEOs of three of the largest trucking companies in the country, a CEO of a Class I railroad, a former Vice Chairman of General Motors, and two former members of Congress. The Company believes that this group of world class industry and regulatory leaders validates its leading position in the market, reflects its ability to appropriately navigate the regulatory landscape, and serves as a strong indicator of the traction that the Company gained leading up to the IPO.

(4)

The initiation of freight operations within two-thirds of the Texas Triangle in February 2021 (Dallas/Austin and Dallas/San Antonio corridors) and the expected commencement of freight operations in the final one-third in April 2021 (Dallas/Houston corridor), which validates the Company’s status as a first-mover in one of the most significant shipping corridors within the United States.

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(5)

On February 23, 2021, the Company changed its jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Tusimple (Cayman) Limited deregistered as a Cayman Islands exempted company and continued and domesticated as a corporation incorporated under the laws of the State of Delaware. In connection with the domestication, Tusimple (Cayman) Limited changed its name to TuSimple Holdings Inc. U.S. investors are familiar and comfortable with Delaware corporations and the underlying corporate law. Following testing-the-waters meetings, the Company received positive feedback from prospective investors about the domestication in Delaware.

IPO/market-related factors

(1)

The initiation and successful completion of testing-the-waters meetings from late January 2021 to March 2021, which educated potential accredited investors about our technology, business model, and go-to-market strategy.

(2)

The unprecedented levels of fiscal stimulus and monetary policies, including quantitative easing, of the United States Federal Reserve Bank and other central banks globally. The electric vehicles/autonomous vehicles space in particular has remained bullish with continued investor interest and large trading volume. The equity markets have become increasingly receptive to stories like the Company’s, with the Nasdaq Composite index remaining at or near all-time highs for the entirety of 2021, and the Company would represent the only opportunity to invest publicly in a pure-play autonomous vehicle business.

(3)

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding redeemable convertible preferred stock into shares of common stock. The Company’s redeemable convertible preferred stock currently has substantial economic rights and preferences when compared to the Company’s common stock, including (i) the right to receive dividends in preference of the holders of common stock, (ii) liquidation payments in preference of the holders of common stock, and (iii) redemption rights after a specified date. In connection with the closing of the IPO, all outstanding shares of the Company’s redeemable convertible preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the redeemable convertible preferred stock as compared to the common stock.

(4)

In March 2021, the Company received the requisite consent to proceed with its IPO from significant stockholders that needed to approve the transaction in order to proceed with an IPO and the public company governance documents. Prior to this, it was uncertain whether the requisite stockholders would agree to proceed with an IPO.

Based on the analysis above and in our February 16, 2021 letter, the Company respectfully submits to the Staff that it has complied with the applicable rules and regulations for the determination of fair value. The Company advises the Staff that the Company intends to use the midpoint of the Preliminary Price Range to value for financial reporting purposes any additional equity awards granted until the time that there is a public market for the Company’s common stock.

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Please contact the undersigned at (650) 463-5335 if you have any questions with respect to this letter.

Very truly yours,

/s/ Jeffrey R. Vetter, Esq.
Jeffrey R. Vetter, Esq.

cc:	Cheng Lu

Patrick Dillon

James Mullen, Esq.

TuSimple Holdings Inc.

Zhen Liu, Esq.

Richard Chang, Esq.

Colin Conklin, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Richard Truesdell, Esq.

Stephen Byeff, Esq.

Davis Polk & Wardwell, LLP

Jean Stadwiser

KPMG LLP

CONFIDENTIAL TREATMENT REQUESTED BY TUSIMPLE HOLDINGS INC.